UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MEDALLIA, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

584021 109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584021 109	Page 2

1	NAME OF REPORTING PERSON: Borge Hald
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,744,910
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,744,910

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,744,910(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Includes (i) 2,124,114 shares of common stock held of record by Borge Hald; (ii) 1,900,000 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2020 to Mr. Hald; (iii) 16,666 shares of common stock that are issuable upon vesting of restricted stock units within 60 days of December 31, 2020 to Mr. Hald; (iv) 2,216,152 shares of common stock held of record by Amy Pressman, Mr. Hald’s spouse; (v) 1,250,000 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2020 to Ms. Pressman; (vi) 16,666 shares of common stock that are issuable upon vesting of restricted stock units within 60 days of December 31, 2020 to Ms. Pressman; (vii) 1,731,023 shares of common stock held of record by the Borge Hald Irrevocable Trust II U/A/D 11/4/2019 First Republic Trust Company of Delaware LLC, Trustee for which Mr. Hald serves as investment advisor; (viii) 1,590,289 shares of common stock held of record by the Amy Hald Irrevocable Trust II U/A/D 11/4/2019 First Republic Trust Company of Delaware LLC, Trustee for which Ms. Pressman serves as investment advisor; and (ix) 900,000 shares of common stock held of record by the Hald 2011 Irrevocable Children’s Trust dtd 8/4/2011 First Republic Trust Company of Delaware LLC (the “Irrevocable Trust”). The reporting person has the ability to remove and replace the person who has the power to remove and replace the trustee and investment adviser of the Irrevocable Trust. As a result the reporting person may be deemed to have beneficial ownership of the shares held by the Irrevocable Trust. Neither the filing of this Schedule 13G nor any of its contents shall be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the reporting person disclaims beneficial ownership of such shares.

(2)

Based on 150,448,557 shares of the Issuer’s common stock outstanding as of November 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020, filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP No. 584021 109	Page 3

1	NAME OF REPORTING PERSON: Amy Pressman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,744,910
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,744,910

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,744,910(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Includes (i) 2,216,152 shares of common stock held of record by Amy Pressman; (ii) 1,250,000 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2020 to Ms. Pressman; (iii) 16,666 shares of common stock that are issuable upon vesting of restricted stock units within 60 days of December 31, 2020 to Ms. Pressman; (iv) 2,124,114 shares of common stock held of record by Borge Hald, Ms. Pressman’s spouse; (v) 1,900,000 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2020 to Mr. Hald; (vi) 16,666 shares of common stock that are issuable upon vesting of restricted stock units within 60 days of December 31, 2020 to Mr. Hald; (vii) 1,731,023 shares of common stock held of record by the Borge Hald Irrevocable Trust II U/A/D 11/4/2019 First Republic Trust Company of Delaware LLC, Trustee for which Mr. Hald serves as investment advisor; (viii) 1,590,289 shares of common stock held of record by the Amy Hald Irrevocable Trust II U/A/D 11/4/2019 First Republic Trust Company of Delaware LLC, Trustee for which Ms. Pressman serves as investment advisor; and (ix) 900,000 shares of common stock held of record by the Hald 2011 Irrevocable Children’s Trust dtd 8/4/2011 First Republic Trust Company of Delaware LLC, Trustee (the “Irrevocable Trust”). The reporting person has the ability to remove and replace the person who has the power to remove and replace the trustee and investment adviser of the Irrevocable Trust. As a result the reporting person may be deemed to have beneficial ownership of the shares held by the Irrevocable Trust. Neither the filing of this Schedule 13G nor any of its contents shall be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the reporting person disclaims beneficial ownership of such shares.

(2)

Based on 150,448,557 shares of the Issuer’s common stock outstanding as of November 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020, filed with the Securities and Exchange Commission on December 9, 2020.

Item 1

(a) Name of Issuer:

Medallia, Inc.

(b) Address of Issuer’s Principal Executive Offices:

575 Market Street, Suite 1850

San Francisco, California 94105

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Borge Hald

Amy Pressman

(b) Address or principal business office or, if none, residence:

The address for the principal business office of the Reporting Persons is:

c/o Medallia, Inc.

575 Market Street, Suite 1850

San Francisco, California 94105

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2 and 3 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.001 per share.

(e) CUSIP No.:

584021 109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 and 3 of this Schedule, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ Borge Hald
Borge Hald

/s/ Amy Pressman
Amy Pressman